SI

19006106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2019
Washington, DC

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SEC FILE NUMBER
8- 18414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Second Avenue South, Suite 1500
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli, LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Boulevard North (Address) St. Paul (City) MN (State) 55042 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.G.

RMS

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Inc., as of December 31st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BASIL GEROGE JOSEPH
NOTARY PUBLIC - MINNESOTA
My Commission Expires
January 31, 2023

State of MN
County of HENNEPIN

Signature

President
Title

Sworn to and subscribed before me on the 27 day of FEB, 2019

Notary Public's Signature
My Commission Expires 1/31/2023

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2018 and 2017

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Balance Sheets

December 31, 2018 and 2017

Assets	2018	2017
Cash	$ 68,643	$ 199,099
Deposit with clearing organization	21,048	20,953
Securities owned, at market	1,035,470	475,679
Receivable from clearing organization	13,695	17,535
Due from related parties	85,203	-
Prepaid expenses and other	81,254	48,982
TOTAL ASSETS	$ 1,305,313	$ 762,248
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commissions and bonus	$ 49,585	$ 60,773
Due to related parties	355,262	-
Other accrued liabilities	71,507	21,458
Total liabilities	476,354	82,231
Stockholder's equity:		
Common shares - Par value $.10 per share		
Authorized - 100,000 shares		
Issued and outstanding - 63,000 shares	6,300	6,300
Additional paid-in capital	221,916	221,916
Retained earnings	600,743	451,801
Total stockholder's equity	828,959	680,017
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,305,313	$ 762,248

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Income

Years Ended December 31, 2018 and 2017

	2018	2017
Revenue:		
Commissions	$ 2,148,148	$ 2,170,420
Firm trading gains	279,580	61,856
Interest income and other	21,302	22,183
Total revenue	2,449,030	2,254,459
Expenses:		
Commissions and compensation	1,644,646	1,696,172
Clearing fees	253,790	238,814
Communications	101,596	90,245
Occupancy	118,226	112,959
Regulatory and professional fees	88,890	71,144
Other	22,940	21,598
Total operating expenses	2,230,088	2,230,932
Net income	$ 218,942	$ 23,527

See accompanying notes to financial statements.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Stockholder's Equity
Years Ended December 31, 2018 and 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2017	$ 6,300	$ 221,916	$ 428,274	$ 656,490
Net income			23,527	23,527
Balances at December 31, 2017	6,300	221,916	451,801	680,017
Distributions to stockholder			(70,000)	(70,000)
Net income			218,942	218,942
Balances at December 31, 2018	$ 6,300	$ 221,916	$ 600,743	$ 828,959

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Cash Flows

Years Ended December 31, 2018 and 2017

	2018	2017
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income	$218,942	$ 23,527
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Exercise of warrants	(83,000)	-
Changes in operating assets and liabilities:		
Deposit with clearing organization	(95)	(15)
Securities owned, at market	(476,791)	45,260
Receivable from clearing organization	3,840	4,926
Due from related parties	(85,203)	-
Prepaid expenses and other	(32,272)	2,020
Accrued commissions and bonus	(11,188)	(21,304)
Due to related parties	355,262	-
Other accrued liabilities	50,049	18,953
Total adjustments	(279,398)	49,840
Net cash flows from operating activities	(60,456)	73,367
Cash flows from financing activities:		
Distributions	(70,000)	-
Net change in cash	(130,456)	73,367
Cash at beginning of year	199,099	125,732
Cash at end of year	$ 68,643	$199,099

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

Van Clemens & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Corporation (the "Parent").

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities and warrants issued in conjunction with private placement activities for privately held companies. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Note 1 Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Commission income and related clearing expenses are recorded on a trade date basis. Revenues and related expenses from the sale of private placements are recognized on the closing date.

Income Taxes

The stockholders of the Parent have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders of the Parent report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Income tax returns for the years ended 2017, 2016, and 2015 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2018.

New Accounting Pronouncements

The Company recently adopted the following Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board.

Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* - The objective of this new standard is to provide a common revenue standard for all entities that enter into contracts with customers to transfer goods or services or contracts to transfer nonfinancial assets. The Company adopted this new accounting standard for the year ended December 31, 2018. The adoption of this accounting standard did not have a significant effect on the Company's financial statements.

The following ASU has been issued by FASB and may impact the Company's financial statements in future periods.

Accounting Standards Update No. 2016-02, *Leases* – When this standard is adopted, the primary accounting change will require lessees to recognize the right of use assets and lease obligations for most operating leases as well as

Note 1 Summary of Significant Accounting Policies (Continued)

finance leases. This new standard is effective for financial statements issued for annual periods beginning after December 15, 2018. The Company is evaluating what impact this new standard will have on its financial statements.

Subsequent Events

Subsequent events have been evaluated through February 22, 2019, which is the date the financial statements were available to be issued.

Note 2 Warrants

The Company received warrants as part of a private placement offering for a privately held company. The warrants provide the Company with exposure to and potential gains upon appreciation of the stock valuation of the private placement company. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, the Company could potentially lose its entire investment in the warrant.

As of December 31, 2018, the Company had 46,184 warrants outstanding with a fair value of $166,610. During 2018, the Company exercised 83,000 warrants with a strike price of $1.00 per share and an estimated fair value of $5.50 per share. As of December 31, 2018, the Company has in its possession 46,184 warrants that have not yet been exercised and are considered "in the money." 34,100 warrants expire on June 1, 2019 and have an exercise price of $1.50 per share. The remaining 12,084 warrants expire on March 1, 2020 and have an exercise price of $3.00 per share. All "in the money" warrants are carried at estimated fair value as of December 31, 2018 and are recorded as "Securities owned, at market" on the balance sheet.

As part of the private placement transaction, a portion of the warrants received by the Company were assigned to related parties. 50% of all warrants have been assigned to related parties. The Company has recorded a receivable from related parties totaling $85,203 as of December 31, 2018 for the strike price of the assigned and exercised warrants, Additionally, as of December 31, 2018, the Company had recorded a liability of $355,262 which represents the fair value of the warrants less the corresponding strike price due to related parties. In the event of a decrease in the estimated fair value of the warrants, the liability for amounts due to related parties will also decrease.

Note 3 Receivable From Clearing Organization

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on the trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of the trade date. The Company is required to maintain a minimum $18,000 deposit with the organization to collateralize certain transactions.

Note 4 Operating Lease

The Company has an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in March 2022. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent.

Future minimum lease payments, excluding operating costs, under the aforementioned noncancelable operating lease agreement:

2019	$	34,261
2020		47,314
2021		48,945
2022		12,643
Total	$	143,163

Total rent and related expenses for the years ended December 31, 2018 and 2017, were $118,226 and $112,224, respectively.

Note 4 401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $48,966 and $72,080 for the years ended December 31, 2018 and 2017, respectively.

Note 5 Commitments, Contingencies, and Credit Risk

Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

In the normal course of business, the Company maintains cash with a national bank. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $250,000. Management believes this national bank has a strong credit rating and that the credit risk related to these deposits is minimal.

Contingencies

Various legal and regulatory claims may arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

Note 6 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $329,752 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018, was 0.37 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Note 7 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles (GAAP) define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include, among others, trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Note 8 Fair Value Measurements (Continued)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

		Recurring Fair Value Measurements Using		
	Assets Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2018				
Assets - Securities owned	$ 1,035,470	$ 412,360	$ 623,110	$ -
2017				
Assets - Securities owned	$ 475,679	$ 475,679	$ -	$ -

Additional Information

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2018

Net capital:	
Total stockholder's equity	$ 828,959
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily convertible to cash	267,848
Prepaid expenses and other assets	169,505
Total nonallowable assets	437,353
Net capital before haircuts on securities positions	391,606
Haircuts on securities	(61,854)
Net capital	$ 329,752
Aggregate indebtedness:	
Items included in balance sheet:	
Liabilities	$ 476,354
Less: due to related parties collateralized by securities	(355,262)
Total aggregate indebtedness	$ 121,092
Computation of basic net capital requirement:	
Minimum net capital required, *greater of*:	
6.67% of aggregate indebtedness	$ 8,077
Minimum dollar requirement	100,000
Net capital requirement	$ 100,000
Excess net capital	$ 229,752
Ratio: Aggregate indebtedness to net capital	.37 to 1.0

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2018, Part IIA FOCUS filed in February 2019.

WIPFLi
CPAs and Consultants

Wipfli LLP
8665 Hudson Boulevard North
Suite 200
St. Paul, MN 55042
651.636.6468
fax 651.636.6087
www.wipfli.com

February 22, 2019

Van Clemens & Co., Inc.
Minneapolis, Minnesota

In connection with our audit of the financial statements and supplemental information of Van Clemens & Co., Inc., for the years ended December 31, 2018 and 2017, we have issued our report thereon February 22, 2019. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices
Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. As described in Note 1, the Company adopted FASB Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, in 2018. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Van Clemens & Co., Inc., in its 2018 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for commission revenue and commission expense.

Critical Accounting Estimates
Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was management's estimate of the valuation of stock and warrants that are not readily convertible into cash. The valuation was based on the most recent private placement offering of the stock. We evaluated the key factors and assumptions used to develop the valuation of the stock and warrants in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions
For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. During 2018, the Company exercised 83,000 warrants and owned 46,184 of unexercised warrants in a private company. Half of the stock and warrants are contractually owed to related parties, provided those related parties pay the Company the strike price of the warrants. The due from related parties is recorded at the strike price. The stock and warrants owned and the due to related parties are recorded at fair value on the balance sheet.

Related-party Relationships and Transactions
As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The Company's accounting policies have been consistent with prior years, do not appear overly aggressive, and appear reasonable for the industry.

Uncorrected and Corrected Misstatements
Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. The following corrected misstatement, in our judgment, indicate matters that could have a significant effect on the Company's financial reporting process. The Company received warrants as part of a private placement offering for a private company. As part of our audit, we concluded the stock received from exercised warrants and warrants owned that remain unexercised should be reported at fair value. The corresponding due from related parties should be report at the warrants' strike price and the due to related parties at fair value of the stock and warrants owed. As a result of the audit adjustment, assets increased $623,110, liabilities increased $355,262, and net income increased $267,848. The audit adjustment did not impact net capital.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report
In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed it with you.

Exceptions to Exemption Provisions
In connection with our review of the Company's Exemptive Provision Under Rule 15c3-3, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information
Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the Computation of Net Capital Under Rule 15c3-1 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors, and management of Van Clemens & Co., Inc., and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Wipfli LLP

Wipfli LLP

February 22, 2019

Wipfli, LLP
St. Paul, Minnesota

This representation letter is provided in connection with your audit of the financial statements of Van Clemens & Co., Inc., which comprise the balance sheets as of December 31, 2018 and December 31, 2017, and the related statements of income, stockholder's equity, and cash flows for the years then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 22, 2019, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 20, 2018, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were by the Board of Directors was December 21, 2018.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:

- Management,
- Employees who have significant roles in internal control, or
- Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*
- We have obtained the service auditor's report from our service organization Hilltop Securities. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the years ended December 31, 2018 and 2017.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements, or other arrangements (either written or oral) that have not been disclosed to you.

- The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Computation of Net Capital in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Computation of Net Capital, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Computation of Net Capital have not changed from those used in the prior period. The form and content of Computation of Net Capital complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the years ended December 31, 2018 or through February 22, 2019.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2018 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2018.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, that no money or securities are held for or owed to customers, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2018 and through February 22, 2019.
- Net capital computations prepared by us during the period January 1, 2018 through February 22, 2019 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies or material weaknesses at December 31, 2018 or during the period January 1, 2018 through February 22, 2019, in internal control over financial reporting and control activities

for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1), excepted as disclosed to you regarding our Recombinetics warrants.

- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.
- As of the date of this letter, FINRA has inquired as follow up to an SEC Examination. To date the investigation is ongoing. No violations or fines have been identified or communicated.
- The stock and warrants of Recombinetics owned by the Company are valued at $5.50 per share which is the price per share of Recombinetics issued stock in the last capital raise completed in 2018.
- The Company has a verbal agreement with certain brokers that allows those brokers to obtain 50% of the shares and/or warrants that were awarded the Company by Recombinetics provided the brokers pay the strike price stated in the warrants. The Company believes this is a binding contract and as such as accrued for the receivable and related liability.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ____________________

Title: CFO/CCO

February 22, 2019

Wipfli LLP
St. Paul, Minnesota

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Van Clemens & Co., Inc. for the year ended December 31, 2018, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

4) As of [DATE], the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2018.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2018 and the date of this letter.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to [Date] and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.

11) Your report is intended solely for the information and use of Van Clemens Co., Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Signature: [signature]

Title: CFO/CCO

WIPFLi
CPAs and Consultants

Wipfli LLP
8665 Hudson Boulevard North
Suite 200
St. Paul, MN 55042
651.636.6468
fax 651.636.6087
www.wipfli.com

February 22, 2019

Board of Directors
Van Clemens & Co., Inc.
Minneapolis, Minnesota

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any such relationships as of February 22, 2019, that are relevant to our audit of the Company's financial statements for the year ending December 31, 2018.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Wipfli LLP

Wipfli LLP